UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________	Commission File Number: 000-50116

SILVERMEX RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 1210, 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3G1
(604) 682-4004
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
Suite 501, 875 Avenue of the Americas
New York, New York 10001
(800) 550-6724
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class
Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[_] Annual Information Form	[_] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes[_]        No[x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes[_]         No[x]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes[_]         No[_]

INTRODUCTORY INFORMATION

In this registration statement on Form 40-F (the “Registration Statement”), references to the “Registrant” or “Silvermex” mean Silvermex Resources Inc. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this Registration Statement are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is included herein.  The Exhibits include:

  Annual Information Form of the Registrant for the year ended December 31, 2011 [Exhibit 99.4];
  audited consolidated financial statements of the Registrant as at December 31, 2011, December 31, 2010 and January 1, 2010, and for the years ended December 31, 2011 and 2010 [Exhibit 99.5];
  audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2010 and 2009 [Exhibit 99.10]; and
  Reconciliation to United States Generally Accepted Accounting Principles (“U.S. GAAP”) as at and for the years ended December 31, 2010 and 2009, together with Reports of Independent Auditors on the Reconciliation to U.S. GAAP [Exhibit 99.14]

A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Description of Capital Structure – Common Shares” starting on page 40 of the Annual Information Form included as Exhibit 99.4.

The audited consolidated financial statements of the Registrant as at December 31, 2011, December 31, 2010 and January 1, 2010, and for the years ended December 31, 2011 and 2010 that are included in this Registration Statement as Exhibit 99.5 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”):

The audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2010 and 2009 that are included in this Registration Statement as Exhibit 99.10 have been reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F:

The Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.72 to Exhibit 99.77, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Registration Statement and documents included herein and include statements regarding the Registrant’s intent, belief or current expectation and that of the Registrant’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions.

Forward-looking statements, particularly as they relate to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of Mineral Reserves and Resources (as defined in the Registrant’s Annual Information Form), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation and the timing or magnitude of such events, are inherently risky and uncertain.

Key assumptions upon which the Registrant’s forward-looking statements are based include the following:

  the Registrant’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery are accurate;
  the Registrant has a valid interest in its mineral properties;
  the prices of silver and gold will not fall significantly;
  the Registrant will, if required, be able to secure new financing to continue its exploration, development and operational activities;
  there being no significant adverse changes in currency exchange rates;
  there being no significant changes in the ability of the Registrant to comply with environmental, safety and other regulatory requirements;
  the Registrant’s ability to obtain regulatory approvals (including licenses and permits) in a timely manner;
  the absence of any material adverse effects arising as a result of political instability, criminal activity, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Registrant’s operations;
  the Registrant’s ability to achieve its growth strategy;
  the Registrant’s operating costs will not increase significantly; and
  key personnel will continue their employment with the Registrant and the Registrant will have access to all resources necessary to operate the La Guitarra Mine (as defined under “General Development of the Business” in the Registrant’s Annual Information Form).

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Registrant’s forward-looking statements are based. Readers are advised to carefully review and consider the risk factors identified in the Registrant’s Annual Information Form under the heading “Description of Business – Risk Factors” and in the other documents included herein for a discussion of the factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that readers consult the more complete discussion of the Registrant’s business, financial condition and prospects that is included in the Registrant’s Annual Information Form, and in other documents included herein. The forward-looking statements contained in this Registration Statement are made as of the date hereof and, accordingly, are subject to change after such date.

Although the Registrant believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Registrant on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Registrant assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or included herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this Registration Statement, including the documents included herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or included in this Registration Statement have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and included herein may not be comparable to similar information disclosed by U.S. companies.

This Registration Statement includes Mineral Reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this Registration Statement may not qualify as “reserves” under SEC standards.

In addition, this Registration Statement uses the terms “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In particular, United States investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exist. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” in this Registration Statement is economically or legally mineable.

In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Registration Statement and the documents included herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), and, for periods ending after December 31, 2010, in accordance with IFRS as issued by the IASB, which differ in certain respects from U.S. GAAP and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements included in this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP. A discussion of the principal differences between the Registrant’s consolidated financial statements determined under Canadian GAAP and under U.S. GAAP for the years ended December 31, 2010 and 2009 that is included in the “Reconciliation to U.S. GAAP” included in Exhibit 99.14.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations as at December 31, 2011:

	Less than			More than
	one year	1 to 3 years	3 to 5 years	five years	Total
Current and non- current debt	$1,499,469	$-	$-	$-	$1,499,469
Reclamation and closure costs	384,748	314,597	-	4,452,947	5,152,292
Office space and office equipment(1)	210,898	203,284	10,142	-	424,324
Capital expenditures(2)	2,170,143	-	-	-	2,170,143
Community development(3)	12,409	24,817	24,817	124,089	186,132
Total	$4,277,667	$542,698	$34,959	$4,577,036	$9,432,360

Notes:

(1)

Office space includes two office rental leases in Canada and one lease in Mexico. Of which one lease of $32,098 in Canada and one lease of $8,508 in Mexico will expire in 2012, and one lease of $356,980 in Canada will expire in 2014. Office equipment of $26,738 is related to an office copier lease which will expire in 2016.

(2)	Capital expenditures consist of various mine equipment commitments totaling $1,076,942, mine refuge area construction commitment of $94,981, and tailing dam expansion commitment of $998,220.

(3)	Community development includes annual community support commitment of $12,409 for 15 years to the Community of La Albarrada in Mexico.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012	SILVERMEX RESOURCES INC.

	By:	/s/ Duane Nelson
Duane Nelson
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Annual and
Quarterly
Information;
Management’s
Discussion and
Analysis;
Certifications

99.1	Amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 (March 30, 2012)

99.2	Certification of Refiled Annual Filings-CEO (March 30, 2012)

99.3	Certification of Refiled Annual Filings-CFO (March 30, 2012)

99.4	Annual Information Form of the Registrant for the year ended December 31, 2011 (March 26, 2012)

99.5	Audited financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2011 and 2010, together with the report of the auditors thereon (March 26, 2012)

99.6	Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 (March 26, 2012)

99.7	Certification of Annual Filings – CEO (March 26, 2012)

99.8	Certification of Annual Filings – CFO (March 26, 2012)

99.9	Annual Information Form of the Registrant for the year ended December 31, 2010 (March 31, 2011)

99.10	Audited financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon (March 31, 2011)

99.11	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 (March 31, 2011)

99.12	Certification of Annual Filings –CEO (March 31, 2011)

99.13	Certification of Annual Filings –CFO (March 31, 2011)

99.14	Reconciliation to U.S. GAAP for the years ended December 31, 2010 and 2009, and reports of our current and former independent auditors thereon

99.15	Report of the Registrant’s former independent auditor

99.16	Amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 (April 15, 2011)

99.17	Certification of Refiled Annual Filings-CEO (April 15, 2011)

99.18	Certification of Refiled Annual Filings-CFO (April 15, 2011)

Exhibit Number	Exhibit Description

99.19	Amended Management’s Discussion and Analysis for the three and nine months ended September 30, 2011 (November 22, 2011)

99.20	Certification of Refiled Interim Filings – CEO (November 18, 2011)

99.21	Certification of Refiled Interim Filings – CFO (November 18, 2011)

99.22	Interim financial statements of the Registrant for the three and nine months ended September 30, 2011 (November 16, 2011)

99.23	Management’s Discussion and Analysis for the three and nine months ended September 30, 2011 (November 16, 2011)

99.24	Certification of Interim Filings –CEO (November 14, 2011)

99.25	Certification of Interim Filings –CFO (November 14, 2011)

99.26	Interim financial statements of the Registrant for the three and six months ended June 30, 2011 (August 15, 2011)

99.27	Management’s Discussion and Analysis for the three and six months ended June 30, 2011 (August 15, 2011)

99.28	Certification of Interim Filings –CEO (August 15, 2011)

99.29	Certification of Interim Filings –CFO (August 15, 2011)

99.30	Interim financial statements of the Registrant for the three months ended March 31, 2011 (June 14, 2011)

99.31	Management’s Discussion and Analysis for the three months ended March 31, 2011 (June 14, 2011)

99.32	Certification of Interim Filings –CEO (June 14, 2011)

99.33	Certification of Interim Filings –CFO (June 14, 2011)

Shareholder Meeting
Materials

99.34	Report of Voting Results (August 2, 2011)

99.35	Form of proxy (June 29, 2011)

99.36	Management information circular (June 29, 2011)

99.37	Notice of Meeting (June 29, 2011)

99.38	Notice of the meeting and record date (May 27, 2011)

Exhibit Number	Exhibit Description

Material Change
Reports

99.39	Material change report (January 5, 2011)

News Releases

99.40	News release (March 27, 2012)

99.41	News release (March 26, 2012)

99.42	News release (March 26, 2012)

99.43	News release (March 14, 2012)

99.44	News release (March 13, 2012)

99.45	News release (March 1, 2012)

99.46	News release (February 27, 2012)

99.47	News release (February 15, 2012)

99.48	News release (November 21, 2011)

99.49	News release (November 14, 2011)

99.50	News release (November 9, 2011)

99.51	News release (November 3, 2011)

99.52	News release (September 29, 2011)

99.53	News release (September 28, 2011)

99.54	News release (September 26, 2011)

99.55	News release (August 15, 2011)

99.56	News release (June 14, 2011)

99.57	News release (June 10, 2011)

99.58	News release (May 17, 2011)

99.59	News release (April 21, 2011)

99.60	News release (April 19, 2011)

99.61	News release (April 5, 2011)

99.62	News release (March 31, 2011)

Exhibit Number	Exhibit Description

99.63	News release (March 1, 2011)

99.64	News release (February 8, 2011)

99.65	News release (February 4, 2011)

99.66	News release (January 5, 2011)

Material Documents

99.67	Material document (June 6, 2011)

99.68	Material document (June 6, 2011)

99.69	Security holder documents (April 12, 2011)

99.70	Security holder documents (March 8, 2011)

99.71	Security holder documents (March 8, 2011)

Consents

99.72	Consent of Deloitte & Touche LLP dated March 30, 2012

99.73	Consent of MNP LLP dated March 30, 2012

99.74	Consent of John C. Thornton, SAIMM dated March 30, 2012

99.75	Consent of Glenn R. Clark, P. Eng dated March 30, 2012

99.76	Consent of Daniel Kappes, P. Eng dated March 30, 2012

99.77	Consent of Robert Fraser, P. Geo dated March 30, 2012